Exhibit (j)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sequoia Fund, Inc.:

We consent to the use of our report dated February 24, 2017, with respect to the statement of assets and liabilities, including the schedule of investments, of Sequoia Fund, Inc. as of December 31, 2016, and the related statement of operations for the year then ended, the statements of changes in net assets and the financial highlights for each of the years in the two-year period then ended, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Custodian, Registrar and Shareholder Servicing Agent, Counsel and Independent Registered Public Accounting Firm” and “Financial Statements and Report of Independent Registered Public Accounting Firm’ in the Statement of Additional Information.

/s/ KPMG LLP

New York, New York

April 26, 2017